

August 23, 2012

Via E-mail
Mr. Curt Stefan Carlsson
Chief Financial Officer
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat No.21
Jakarta 10110—Indonesia

> **Re:** **PT Indosat Tbk**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-13330**

Dear Mr. Carlsson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2011

Item 4: Information on the Company, page 27

Operating Data, page 28

1. In footnote 1 to the table of operating data, you state that your number of prepaid cellular subscribers, minutes of usage per cellular subscriber and ARPU presented in this annual report are not comparable between certain periods due to changes in the method used to calculate the number of prepaid cellular subscribers. In future filings, please identify the specific time periods that are not comparable. Disclose how the calculations of prepaid

cellular subscribers differed between the periods (e.g., what grace periods were used to determine the number of active prepaid cellular subscribers), why they were different, and how it impacted the data.

Regulation of the Indonesian Telecommunications Industry, page 59

2.  In future filings, please include a discussion of the regulations that govern foreign ownership in the telecommunication services business.  We note your risk factor on this subject on page 17.  In the disclosure, discuss any uncertainties regarding the application of the Negative List restrictions to publicly listed companies such as your company.

Item 5: Operating and Financial Review and Prospects, page 65

Tariff and Pricing Levels, page 67

3.  It appears, from the data disclosed on page F-110, the company provides services to state-owned companies at a loss.  That is, we note the disclosed operating expenses for services provided to state-owned companies exceeded operating revenues received from state-owned companies in each of the last three years.  With a view towards expanded disclosure here, in Note 29, and under Risk Factors if appropriate, please explain to us why this circumstance has occurred in each of the past three years.  If you have entered into service contracts with state-owned companies that are at less favorable terms than what you have obtained from unrelated parties, you should clearly disclose this fact.

Tower Sale Transaction, page 68

4.  Please explain to us all of the significant terms of the February 7, 2012 sale leaseback transaction with Tower Bersama, including all of the related cash flows and the obligations of the parties involved, and your consideration of these terms when concluding upon the appropriate accounting for the transaction.  Provide in your response your comprehensive analysis of the terms and conditions in the arrangement under the guidance found in IAS 17 and IFRIC 4.

Overview of Operations, page 70

5.  We note that your segment information on page F-133 discloses the company manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications, and MIDI, based on revenue and costs that are directly attributable to the operating segments, resulting in segment operating income.  Please revise your discussion of Operating Results in future filings to address your reportable segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your IFRS 8 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).  Please provide us with your proposed disclosures.

F.  Tabular Disclosure of Contractual Obligations, page 100

6.  In future filings, please expand your contractual obligations table to include your contractual interest obligations related to your long-term debt obligations.  We note you currently exclude these contractual obligations, as noted in footnote 1 to the table.  However, we believe that based upon your current total indebtedness, the current interest rates as charged on that total indebtedness appears to be a material amount as compared to your total assets and operations.

Financial Statements

2. Summary of Significant Accounting Policies, page F-18

f5. Revenue recognition and expense recognition, page F-28

7.  Please tell us whether you sell bundled products and services (multiple element transactions) requiring you to apply recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction.  If you do, please address how you determine whether a transaction involving multiple elements contains more than one unit of accounting, and how transaction consideration is measured and allocated to the separate units of accounting in the transaction.

6. Taxes Receivable, page F-51

8.  With a view towards expanded disclosure, please explain to us your assessment of the likelihood of fully collecting the tax refunds receivable of Rp514,934.  Also, please explain to us your accounting policy and the basis for this policy under IFRS.  Specifically explain in your response to us why it is appropriate to report this item as a current asset on your balance sheet.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detail letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359 or Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director